FIRST INVESTORS EQUITY FUNDS
40 Wall Street
New York, New York 10005
212-858-8000

February 23, 2018

Ms. Alison T. White
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:
First Investors Equity Funds —Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 033-46924 and 811-06618)

Dear Ms. White:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, First Investors Equity Funds (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 033-46924 and 811-06618) relating to Class T shares of First Investors Long Short Fund, a series of the Trust, (the “Shares”):

Post-Effective Amendment No.	Filing Date	Accession Number
92	February 2, 2017	0000898432-17-000142
94	March 29, 2017	0000898432-17-000371
95	April 27, 2017	0000898432-17-000481
96	May 26, 2017	0000898432-17-000601
97	June 23, 2017	0000898432-17-000680
98	July 21, 2017	0000898432-17-000754
99	August 18, 2017	0000898432-17-000808
100	September 15, 2017	0000898432-17-000898
101	October 13, 2017	0000898432-17-000984
102	November 9, 2017	0000898432-17-001032
104	December 8, 2017	0000898432-17-001283
106	January 5, 2017	0000898432-18-000026
109	February 5, 2017	0000898432-18-000170

The series and class identifiers for the Fund and its Class T shares are as follows:
Series Identifier: S000055542
Class Identifier: C000182429
The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Shares at this time.  No Shares have been issued or sold, or will be issued or sold, in connection with the Amendments.  This filing relates solely to the Class T shares of the Fund.  This filing is not intended to amend, supersede, or affect any other filings relating to any other classes of the Fund.

The Trust respectfully submits that withdrawal of the Amendments is consistent with the public interest and the protection of investors.

If you have any questions, please contact Kathy Kresch Ingber at (202) 778-9015. Thank you.

Very truly yours,

/s/ Mary Carty
Mary Carty Secretary of First Investors Equity Funds